SEC 17016977

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section
APR 04 2017
Washington DC 414

SEC FILE NUMBER
8-33983

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2016 (MM/DD/YY) AND ENDING December 31, 2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Investment Centers of America 3231 Greensboro Drive, Suite 200
(No. and Street)

Bismarck (City) ND (State) 58503 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vanessa Lambrechts 310-899-8672
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

550 South Hope Street, Suite 1500 (Address) Los Angeles, (City) CA (State) 90071 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Vanessa Lambrechts, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investment Centers of America, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

VP, Controller

Title

Notary Public

LEYLA L. RAMIREZ
Notary Public - California
Los Angeles County
Commission # 2172335
My Comm. Expires Nov 18, 2020

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INVESTMENT CENTERS OF AMERICA, INC.
(A Wholly Owned Subsidiary of IFC Holdings, Inc.)

Table of Contents

KPMG LLP
Suite 1500
550 South Hope Street
Los Angeles, CA 90071-2629

Report of Independent Registered Public Accounting Firm

The Board of Directors
Investment Centers of America, Inc.:

We have audited the accompanying statement of financial condition of Investment Centers of America, Inc. (a wholly owned subsidiary of IFC Holdings, Inc.) as of December 31, 2016 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Investment Centers of America, Inc. as of December 31, 2016, in conformity with U.S. generally accepted accounting principles.

As discussed in note 2 to the accompanying financial statement, the Company's accumulated deficit as of December 31, 2015 has been restated to correct a misstatement in the Company's previously issued financial statements.

KPMG LLP

Los Angeles, California
March 30, 2017

INVESTMENT CENTERS OF AMERICA, INC.
(A Wholly Owned Subsidiary of IFC Holdings, Inc.)

Statement of Financial Condition

December 31, 2016

Assets

Cash and cash equivalents	$	15,064,011
Restricted cash		251,974
Marketable securities		47,309
Commissions receivable		4,197,545
Clearing receivable		200,690
Investment advisory receivable		805,635
Forgivable notes receivable, net of accumulated amortization of $1,005,462		2,598,687
Receivables from registered representatives, net of allowance of $97,862		1,558,090
Other receivables		613,310
Due from affiliates		48,379,864
Income taxes receivable		226,566
Deferred tax assets		13,056,589
Fixed assets, net of accumulated depreciation of $110,228		737,045
Deferred commission assets held in trust		4,336,685
Prepaid expenses and other assets		558,483
Goodwill		4,705,342
Total assets	$	97,337,825

Liabilities and Stockholder's Equity

Liabilities:		
Commissions payable	$	4,159,588
Investment advisory payable		661,145
Accounts payable and other accrued expenses		2,910,081
Registered representatives' deferred commissions payable		47,939,573
Due to affiliates		1,165,376
Income taxes payable		25,450
Total liabilities		56,861,213
Stockholder's equity		40,476,612
Total liabilities and stockholder's equity	$	97,337,825

See accompanying notes to the statement of financial condition.

(1) Organization

Investment Centers of America, Inc. (the Company) is a wholly owned subsidiary of IFC Holdings Inc. (IFC). IFC is a wholly owned subsidiary of National Planning Holdings, Inc. (NPH), which in turn is an indirect, wholly owned subsidiary of Prudential plc, London, England. The Company is a registered broker-dealer and investment advisor with the Securities and Exchange Commission (SEC), an introducing broker with the Commodity Futures Trading Commission (CFTC), a member of the Financial Industry Regulatory Authority (FINRA), and the National Futures Association. The Company offers financial products (primarily mutual funds and insurance products) through its registered representatives to customers located throughout the United States.

The Company has evaluated events occurring after the balance sheet date (subsequent events) through March 30, 2017 the date the statement of financial condition was available to be issued, to determine whether any subsequent events necessitated adjustment to or disclosure in the statement of financial condition. No events other than those discussed in note 2 were identified.

(2) Restatement

In preparing the December 31, 2016 statement of financial condition, the Company identified an accounting error related to the accounting treatment for the assets and liabilities of its non-qualified Registered Representatives' Deferred Commission Plan (the "Plan") and the deferred commission match and discretionary credits.

The Company sponsors this Plan for its registered representatives and as of December 31, 2016 the Plan was subject to an Administrative Services and Assumption Agreement with Jackson National Life Insurance Company ("Jackson"), an affiliate of NPH, effective June 30, 2004, (the "ASA") wherein Jackson provides administrative services to the Company. Under the terms of the ASA, the Company agreed to transfer title and ownership of amounts equal to amounts deferred pursuant to the Plan to Jackson, which invests the assets. Jackson, in turn, agreed to assume, pay, perform, and discharge the Company's debts and obligations under the Plan, including the claims of the Company's creditors that could be asserted against the amounts the Company transferred to Jackson. Jackson also agreed to transfer to the Company such amounts as the Company requested for obligations owed to registered representatives under the Plan.

Since the inception of the Plan, and through February 9, 2017, the Company had not reflected assets or liabilities related to the Plan on its statement of financial condition, nor in net capital calculations. The Company's accounting treatment and net capital calculations assumed the liability had been discharged from the Company since title and ownership of the Plan assets were transferred to Jackson.

On February 9, 2017, the Company determined that the Plan liabilities were not legally assumed by Jackson. As a result, the Company recorded a liability and related affiliate receivable as of December 31, 2016. Under relevant guidance NTM 03-63, the related affiliate receivable from Jackson was not an allowable asset for net capital purposes and thus net capital requirements were not met. The Company immediately remedied the matter on February 9, 2017 by requesting Jackson return the vested and unvested Plan balances to ensure compliance with its net capital requirements. The Company received payment of the December 31, 2016 receivable balance owed of $48,667,066 from Jackson on February 9, 2017. The Company and Jackson have terminated the ASA.

The Company also incorrectly accounted for the deferred commission match and discretionary credits as these amounts were expensed when contributed rather than when vested over the required future service period. Accordingly, the Company should not have expensed the Plan match and discretionary credits until the participants satisfied the required service period. The Company has changed its method to properly account for the Company contributions over the vesting period. The correction of the accounting error resulted in a restatement to prior period accumulated deficit, net of tax, in the amount of $4,249,197.

The table below summarizes the impact of the corrections to the previously issued statement of financial condition as of December 31, 2015:

	2015		
	As reported	Adjustment (net of tax)	As restated
Assets	52,555,726	37,451,505	90,007,231
Liabilities	15,878,580	33,202,307	49,080,887
Accumulated deficit	(15,836,179)	4,249,197	(11,586,982)
Net capital for regulatory purposes (deficiency)	11,231,744	(33,202,307)	(21,970,563)

(3) Significant Accounting Policies

(a) Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents include $13,928,045 in money market accounts and $431,179 in money market funds. Cash held in banks periodically exceeds the Federal Deposit Insurance Corporation's (FDIC) insurance coverage of $250,000, and as a result, there is a concentration of credit risk related to amounts in excess of FDIC insurance coverage.

(b) Restricted Cash

The Company is required by its regulators, including the SEC and CFTC, to segregate cash to satisfy rules regarding the protection of customer assets. As of December 31, 2016, total cash of $251,974 is segregated into a separate account for the exclusive benefit of customers.

(c) Marketable Securities

Securities are carried at fair value based on quoted market prices and are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date, and interest is recorded on the accrual basis.

(d) Fixed Assets

Fixed assets are carried at cost, less accumulated depreciation and amortization. Depreciation is computed on a straight-line basis using the estimated useful lives of the assets. Fixed assets consist primarily of furniture and equipment and computer hardware, which are depreciated over three to

seven years. Leasehold improvements are depreciated over the shorter of the estimated useful life or the lease term.

(e) Goodwill

Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired in a purchase business combination. Goodwill is reviewed for impairment at least annually. In September 2011, the FASB issued ASU 2011-08, Testing Goodwill for Impairment, which provides an entity the option to perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount prior to performing the two-step goodwill impairment test. If this is the case, the two-step goodwill impairment test is required. If it is more likely than not that the fair value of a reporting unit is greater than its carrying amount, the two-step goodwill impairment test is not required. The Company adopted this guidance in 2012.

If the two-step goodwill impairment test is required, first, the fair value of the enterprise is compared with its carrying value (including goodwill). If the fair value of the enterprise is less than its carrying value, an indication of goodwill impairment exists and the enterprise must perform step two of the impairment test. Under step two, an impairment loss is recognized for any excess of the carrying amount of the enterprise's goodwill over the fair value of that goodwill. The fair value of goodwill is determined by allocating the fair value of the enterprise in a manner similar to a purchase price allocation. The residual fair value after this allocation is the implied fair value of the enterprise's goodwill.

For 2016, the Company performed a qualitative assessment of goodwill and determined that it is more likely than not that the fair value of the Company is greater than the carrying amount. Accordingly, no impairment was recorded in 2016.

(f) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the statement of financial condition carrying amounts of existing assets and liabilities and their respective tax bases, as well as operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

The Company is included in a consolidated federal income tax return with Brooke (Holdco1), Inc. (BH1), an indirect, wholly owned subsidiary of Prudential plc. The Company's tax-sharing agreement with BH1 is based on the separate return method and any intercompany income taxes are settled on an annual basis. The Company files combined state tax returns in approximately 25 states and separate state income tax returns for the other states in which the Company is required to file income tax returns.

(Continued)

(g) Receivable from Registered Representatives

Receivable from registered representatives relates to outstanding balances from representatives and forgivable notes offered to registered representatives who have not achieved a predetermined percentage of the agreed-upon gross dealer concessions and must pay down a portion of the note. When it has been determined that a note will be repaid by a representative, the amount to be repaid is reclassified from forgivable notes receivable to receivable from registered representatives. Upon reclassification, the receivable accrues interest at the stated rate of the note. The Company has not and does not intend to sell these receivables.

The allowance for doubtful accounts is the Company's best estimate of the amount of credit losses in the Company's existing receivable from registered representatives. The allowance is determined on an individual receivable basis upon review of the probability that a registered representative will not repay all principal and interest contractually due. A receivable is impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due, including contractual interest payments. The Company does not accrue interest when a receivable is considered impaired. When ultimate collectability of the principal balance of the impaired receivable is in doubt, all cash receipts on impaired receivables are applied to reduce the principal amount of such receivables until principal has been recovered and are recognized as interest income thereafter. Impairment losses are charged against the allowance. Receivables are written off against the allowance when all possible means of collection have been exhausted and the potential for recovery is considered remote.

(h) Use of Estimates

The preparation of the accompanying statement of financial condition in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, and the accompanying notes. These estimates and assumptions are based on management's best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Management adjusts such estimates and assumptions when facts and circumstances dictate.

(i) Fair Value Measurements

The financial instruments of the Company are reported in the statement of financial condition at fair values. The Company has determined the fair value of money market funds and marketable securities using the market approach as these financial instruments trade in an active market.

The following table presents the carrying amounts and estimated fair values of the Company's financial instruments that are not carried at fair value in the statement of financial condition as of December 31, 2016, as computed in accordance with the GAAP definition of fair value (an exit price concept, refer to note 5 for further discussion), on the statement of financial condition.

	2016	
	Carrying amount	**Fair value**
Financial assets:		
Cash and cash equivalents	$ 15,064,011	15,064,011
Restricted cash	251,974	251,974
Commissions receivable	4,197,545	4,197,545
Investment advisory receivable	805,635	805,635
Receivable from registered representatives, net	1,558,090	1,527,389
Financial liabilities:		
Commissions payable	4,159,588	4,159,588
Investment advisory payable	661,145	661,145

Short-term financial instruments: The carrying value of short-term financial instruments, including cash and cash equivalents, restricted cash pursuant to federal regulations, and other segregated assets, are recorded at amounts that approximate the fair value of these instruments.

Commissions and investment advisory receivable: Product sponsor receivables and receivables from clearing firms are recorded at amounts that approximate fair value. As these amounts are converted into cash within 30 days, their cost basis approximates their fair value at year end.

Receivable from registered representatives, net: These financial instruments are mainly comprised of loans provided to registered representatives, primarily for acquisitions, expansions, and retention purposes. Such loans are generally repaid over a five to seven-year period. These financial instruments also include forgivable loans that have defaulted and are in the process of being repaid or pursued by legal means and are recorded at cost less an allowance for doubtful accounts, as well as receivables from representatives that approximate fair value and are generally converted to cash. The fair value of receivables from registered representatives, net, is determined through application of a discounted cash flow analysis, based on the contractual maturities of the underlying loans discounted at the weighted average of current market interest rates associated with such loans. The receivables from representatives, excluding loans, are generally received within 30 days, as such, their cost basis is approximately fair value.

Commission and investment advisory payables: Payables due to registered representatives are recorded at amounts that approximate fair value and are expected to settle within 30 days.

(4) Income Taxes

The tax effects of temporary differences that give rise to significant portions of the Company's deferred income tax assets and liabilities are as follows:

Deferred tax assets:		
Forgivable notes	$	263,405
Allowance for doubtful accounts		37,528
Deferred compensation		18,352,849
Accrued vacation		101,677
Accrued bonus		65,473
Commission held		5,832
State NOL and state tax credits		61,075
Other		61,364
Total deferred tax assets		18,949,203
Deferred tax liabilities:		
Deferred compensation gain		(5,695,339)
Prepaids		(93,079)
Unrealized gain on marketable securities		(14,699)
Other		(89,497)
Total deferred tax liabilities		(5,892,614)
Net deferred tax assets	$	13,056,589

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon the projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

For tax purposes as of December 31, 2016, the Company recorded a deferred tax asset of $61,075 reflecting the benefit of $4,913 in state loss carryforwards and $93,619 in state tax credits, which can be carried forward and will expire according to the following table:

Number of years to utilize		Amount of State NOL	Amount of State Credits
0 – 5 years	$	—	39,033
6 – 7 years		—	18,196
8 – 10 years		4,913	27,294
11 – 12 years		—	9,096
	$	4,913	93,619

The Company has a state tax payable of $25,450 and a federal income tax receivable of $226,566. As of December 31, 2016, there are no unrecognized tax benefits.

(Continued)

The federal income tax returns for 2013, 2014, and 2015 remain open to examination. The Company files income tax returns in all states. The Massachusetts and Wisconsin income tax returns for tax years 2011 through 2013 are under examination by the Massachusetts Department of Revenue and the Wisconsin Department of Revenue. The state income tax returns for 2013, 2014 and 2015 remain open to examination. The Company does not believe it is probable that a significant change will occur within the coming year to its unrecognized tax benefits.

In March 2017, the Company requested consent from the IRS to change its method of accounting related to its nonqualified deferred commission plan.

(5) Fair Value Measurements

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy in accordance with Accounting Standards Codification (ASC) 820-10, *Fair Value Measurement.* Fair value is defined as the price that would be received to sell an asset or would be paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date.

ASC 820-10 established a three-level hierarchy for fair value measurements that distinguishes between market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and the reporting entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The hierarchy level assigned to each security held by the Company is based on the assessment of the transparency and reliability of the inputs used in the valuation of such security at the measurement date. The three hierarchy levels are defined as follows:

- Level 1 – Valuations based on unadjusted quoted market prices in active markets for identical securities
- Level 2 – Valuations based on observable inputs (other than Level 1 prices), such as quoted prices for similar assets at the measurement date; quoted prices in markets that are not active; or other inputs that are observable, either directly or indirectly
- Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement, and involve management judgment

The Company has evaluated its investments in money market funds and marketable securities and determined that based on the unadjusted quoted market prices in active markets used to determine fair value that these are classified as Level 1 investments. All other financial instruments are classified as Level 2 investments.

(6) Clearing Agreement

The Company is an introducing broker and clears transactions with and for customers on a fully disclosed basis with Pershing LLC, a Bank of New York Mellon company. The Company promptly transmits all customer funds and securities to Pershing LLC. In connection with this arrangement, the Company is contingently liable for its customers' transactions.

(7) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (Rule 15c3-1) and is required to maintain minimum "net capital" equivalent to $250,000, or 2%, of "aggregate debit items," whichever is greater, as these terms are defined. The Company is also subject to the Commodity Futures Trading Commission's minimum financial requirements (Regulation 1.17), which requires the Company to maintain minimum net capital equal to the minimum net capital required under Rule 15c3-1.

On February 10, 2017, pursuant to Rule 17a-11 under the Securities Exchange Act of 1934 (the "Exchange Act"), the Company provided notice that its net capital fell below the minimum amount required by Rule 15c3-1 under the Exchange Act. With the recognition of the Plan assets and liabilities as discussed in note 2, effective December 31, 2016, the company had a net capital deficiency of $33,086,413, which was a $33,336,413 deficit of its requirement. The Company remedied the matter on February 9, 2017 to ensure compliance with its net capital requirements. Further discussion of the Plan is included in note 2.

(8) Forgivable Notes Receivable

The Company holds forgivable notes from certain registered representatives. Under the terms of the forgivable notes, the principal is forgiven over a period of time, generally five to seven years. In most cases, the forgiveness of the notes is contingent upon the continued affiliation of the representative and the representative achieving agreed-upon production levels, measured in terms of gross dealer concessions. In some cases, forgiveness of the notes is granted solely upon continued affiliation.

The Company records amortization of the principal balance of the notes monthly on a straight-line basis over the term of the note. Typically, when the representative does not achieve the minimum gross dealer concessions, but does achieve a predetermined percentage of the agreed-upon production levels, the term of the forgivable note may be extended. Under such circumstances, the unamortized balance of the note is amortized over the remaining term. However, if the representative achieves an amount lower than the predetermined percentage of the agreed-upon production levels, the note is amended, the representative must pay down a portion of the note, and the remaining balance is amortized over the remaining term. When it has been determined that a note will be repaid by a representative; the amount to be repaid is reclassified from forgivable notes receivable to receivable from registered representatives.

During 2016, forgivable notes receivable totaling $431,123 became fully amortized and were forgiven by the Company.

(9) Receivables from Registered Representatives and Allowance for Doubtful Accounts

Receivables from registered representatives with interest rates ranging from 3.00% to 5.50%. The receivables mature from March 20, 2017 through December 20, 2024	$	1,539,662
Allowance for receivables from registered representatives		(76,663)
Receivables from registered representatives, net		1,462,999
Other receivables from registered representatives		116,290
Allowance for other receivables from registered representatives		(21,199)
Other receivables from registered representatives, net		95,091
Total receivables from registered representatives, net	$	1,558,090

(10) Fixed Assets

The major classifications of fixed assets are as follows:

Leasehold improvements	$	225,569
Office equipment, furniture, and fixtures		595,800
Computer hardware		25,904
Total fixed assets		847,273
Less accumulated depreciation		(110,228)
Fixed assets, net	$	737,045

(11) Employee Defined Contribution Plans

The Company participates with IFC in a defined contribution retirement plan covering all eligible full-time employees. The Company's annual contributions are based on a percentage of covered compensation paid to participating employees during each year.

(12) Registered Representative Deferred Commission Program

Prior to April 1, 2004, the Company had a non-qualified deferred commission plan (known as the "Scudder Plan") for certain registered representatives of the Company. Effective December 31, 2003, all plan assets were frozen and are included as an asset and a corresponding liability until the balance is fully distributed. The asset and liability related to the Scudder Plan are each $4,336,685 as of December 31, 2016. The asset is included in deferred commission assets held in trust and the liability is included in the registered representatives' deferred commissions payable in the accompanying statement of financial condition.

Since April 1, 2004, The Company sponsors a non-qualified deferred commission plan for its registered representatives (the "Plan"). This Plan was subject to the Company's ASA with Jackson, wherein, the Company agreed to transfer title and ownership of amounts equal to amounts deferred pursuant to the Plan to Jackson, which invests the assets. Jackson, in turn, agreed under the ASA to assume, pay, perform, and

discharge the Company's debts and obligations under the Plan, including the claims of the Company's creditors that could be asserted against the amounts the Company transferred to Jackson. The ASA was terminated effective March 1, 2017 upon return of all assets under the ASA to the Company by Jackson on February 9, 2017.

The Company furnishes a Plan document and summary each plan year which is available to its representatives eligible to participate in the Plan. The Plan document and summary discloses the following to its registered representatives: (i) the Company's practice to transfer to Jackson title and ownership of amounts allocated to the representatives' accounts under the Plan for the purpose of facilitating Plan administration, (ii) Jackson would return assets to the Company for payment pursuant to the Plan, and (iii) the assets transferred to Jackson remain subject to the claims of the Company's general creditors.

Consistent with the terms of the Plan, the Company transferred to Jackson from time to time cash amounts equal to the amount of deferred commissions and other credits allocated to representatives' accounts. Jackson, in turn, made all required payments to the Company to pay benefits owed to registered representatives under the Plan as payments became due.

Representatives are always fully vested in their contributions; however, any Company match or discretionary contribution is subject to a 5-year vesting schedule, or 20% per year, notwithstanding a participant who becomes fully vested due to a death or disability. Company matching and discretionary contributions are based in part on the amount deferred and commission revenue production during the plan year, and are expensed over the relevant vesting period. The Company may also allocate special discretionary credits from time to time.

The vested liability at December 31, 2016 was $43,602,888 and is included in the registered representatives' deferred commissions payable in the accompanying statement of financial condition. The related receivable from Jackson is $48,667,066 which includes both the vested and unvested balance at December 31, 2016 and is included in due from affiliates in the accompanying statement of financial condition. On February 9, 2017, Jackson transferred cash equivalent to the vested and unvested Plan balances at December 31, 2016 to the Company.

(13) Related-Party Transactions

The Company participates in the allocation of costs in which NPH and the other wholly owned subsidiaries of NPH allocate a portion of their operating expenses to the Company, and the Company allocates a portion of its operating expenses to the other subsidiaries of NPH. Jackson allocates the shared services expense based on the percentage of time spent on activities related to the Company.

Jackson, allocates a portion of its leased office space to the Company based on the proportionate share that the Company utilizes for operations. The Company has committed to pay based on its proportionate share of leased office space through the term of Jackson's lease, and its current commitments are $180,696 annually from 2017 through 2019, $216,836 annually from 2020 through 2025, and $108,418 in 2026. These commitments are subject to change in future periods based on usage factors of the office space.

Pursuant to the tax sharing agreement, the Company paid $3,135,000 and $361,400 for federal and state income taxes, respectively, for the year ended December 31, 2016.

(14) Contingencies

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position, results of operations, or liquidity.

KPMG

KPMG LLP
Suite 1500
550 South Hope Street
Los Angeles, CA 90071-2629

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Commodity Futures Trading Commission Regulation 1.16

The Board of Directors
Investment Centers of America Inc.:

In planning and performing our audit of the financial statements of Investment Centers of America Inc. (the Company) (a wholly owned subsidiary of IFC Holdings, Inc.) as of and for the year ended December 31, 2016, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17 of the CFTC. Because the Company does not carry futures accounts for customers or perform custodial functions relating to customer futures transactions, we did not review the practices and procedures followed by the Company in any of the following:

1. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and

2. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified a deficiency in internal control that we consider to be a material weakness. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of the Company as of and for the year ended December 31, 2016, and this report does not affect our report thereon dated March 30, 2017.

The material weakness relates to the Company's control over the review of the accounting for the deferred commission plan as it relates to assessing the extinguishment of liabilities and the timing of recognition of the discretionary contributions that vest over time.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for their purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were not adequate at December 31, 2016, to meet the CFTC's objectives. We identified a deficiency, described above, in the control activities over the proper presentation of the Company's financial statements and in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17 of the CFTC that we consider to be a material inadequacy. These conditions were considered in determining the nature, timing and extent of the procedures performed in our audit of the financial statements of the Company as of and for the year-ended December 31, 2016, and this report does not affect our report thereon dated March 30, 2017.

This report is intended solely for the information and use of the Board of Directors, management, the CFTC, the National Futures Association, and other regulatory agencies that rely on Regulation 1.16 of the CFTC in their regulation of introducing broker dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Los Angeles, California
March 30, 2017

KPMG

KPMG LLP
Suite 1500
550 South Hope Street
Los Angeles, CA 90071-2629

Report of Independent Registered Public Accounting Firm

The Board of Directors
Investment Centers of America, Inc.:

We have reviewed management's statements, included in the accompanying Investment Centers of America, Inc.'s Exemption Report (the Exemption Report), in which (1) Investment Centers of America, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (1), (2)(i), and (2)(ii). (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2016 except as described in its Exemption Report. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs (k)(1), (k)(2)(i), and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Los Angeles, California
March 30, 2017

INVESTMENT CENTERS
OF AMERICA, INC.
Member FINRA/SIPC
We know the territory.

Investment Centers of America, Inc.'s Exemption Report

Investment Centers of America, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k):

- Operate pursuant to 17 C.F.R. §240.15c3-3(k)(1) ("Rule (k)(1)"), for the distribution of mutual funds and/or variable life insurance annuities; including distribution of mutual funds under a clearing arrangement with [NSCC];
- Operate pursuant to 17 C.F.R. §240.15c3-3(k)(2)(i) ("Rule (k)(2)(i)"), for the distribution of mutual funds and/or variable life insurance annuities, limited partnerships and private placements on an application basis;
- Operate pursuant to 17 C.F.R. §240.15c3-3(k)(2)(ii) ("Rule (k)(2)(ii)"), for the distribution of mutual funds, variable annuity contracts, and all general securities transactions on a fully disclosed basis through its clearing firms.
- The Company will not hold customer funds, except in a Special Account for the Benefit of Customers ("SRBA").

(2) For the most recent fiscal year beginning January 1, 2016 through December 31, 2016, the Company met the identified exemption provisions except as described below:

Branch Electronic Order Entry Blotter and Home Office Manual Blotters for Customer Checks and Securities Received –

a. Exceptions are noted for checks and securities received in which the transmission to the Company's fully disclosed clearing firm did not meet the promptly transmitted definition as used in Rule (k)(2)(ii). Under this exemption, customer funds and securities are required to be transmitted by noon of the next business day after receipt. Reportable exceptions are as follows:

i. The Company's Branch Electronic Order Entry Blotter and Home Office Manual Blotters for Customer Checks and Securities Received does not provide a time stamp option for the date shipped, thus the Company is unable to determine if all the checks and securities transmitted on the next business day after receipt were transmitted before noon as required. Exceptions noted throughout the fiscal year totaled 345, which is 1.1% of the total population of items recorded on the Company's Branch Electronic Order Entry Blotter, Branch Manual Blotters and Home Office Manual Blotters for Customer Checks and Securities Received.

3231 Greensboro Drive | Suite 200 | Bismarck, ND 58503 | 800-544-7113 | 701-250-3200
www.joinica.com | information@investmentcenters.com

ii. Exceptions are noted for checks and securities transmitted two or more business days after receipt. Exceptions noted throughout the fiscal year totaled 24, which is 0.1% of the total population of items on the Company's Branch Electronic Order Entry Blotter, Branch Manual Blotters and Home Office Manual Blotters for Customer Checks and Securities Received.

b. Exceptions are noted for checks and securities received in which the transmission to the product sponsor did not meet the Company's assessment of the promptly transmitted definition as used in Rule (k)(1) and (k)(2)(i). Under these exemptions, customer funds and securities are required to be transmitted by noon of the next business day after receipt or by noon of the next business day following settlement date, whichever is later. As all customer checks or securities directly transmitted to the product sponsor for processing would not be transacted until received by the product sponsor, the latter of noon of the next business day following settlement date would never yield an exception under this Rule as settlement would never occur prior to the transmission of the check or security. The Company concluded that checks and securities transmitted for direct business after 1 business day following receipt or required approval have not been transmitted within a reasonable timeframe and thus deemed reportable exceptions. Exceptions noted throughout the fiscal year totaled 45, which is 0.1% of the total population of items recorded on the Company's Branch Electronic Order Entry Blotter, Branch Manual Blotters and Home Office Manual Blotters for Customer Checks and Securities Received.

To our best knowledge and belief, we affirm that, Investment Centers of America, Inc.'s Exemption Report is true and correct for the fiscal year ending December 31, 2016

Vanessa Lambrechts
VP, Controller and FINOP

David Loasby
SVP, Compliance and CCO

Jim Komoszewski
SVP, CEO and President

KPMG

KPMG LLP
Suite 1500
550 South Hope Street
Los Angeles, CA 90071-2629

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Board of Directors
Investment Centers of America, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to SIPC for the year ended December 31, 2016, which were agreed to by Investment Centers of America, Inc., (the Company) and SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (including the related wire confirmation and journal entry records) and noted no differences,

2. Compared the total revenue amount reported on the Annual Audited Form X-17A-5 Part III for the year ended December 31, 2016, as applicable, with the total revenue amount reported in Form SIPC-7 for the year ended December 31, 2016, and noted no differences,

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (including relevant Form X-17A-5 reports and detailed general ledger reports), and noted no differences,

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments, and noted no differences, and

5. Compared the amount of any overpayment applied to the current assessment with Form SIPC-7 on which it was originally computed, and noted no difference.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

KPMG

This report is intended solely for the information and use of the specified parties referred to in the first paragraph of this report, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Los Angeles, California
March 30, 2017

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended **12/31/2016**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

21*21*******3012***MIXED AADC 220
33983 FINRA DEC
INVESTMENT CENTERS OF AMERICA INC
ATTN: CHIEF COMPLIANCE OFFICER 100 N SEPULVEDA BLVD STE 180
EL SEGUNDO CA 90245

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Courtney Kenney 310-899-8709

2. A. General Assessment (item 2e from page 2) $ 106,844

B. Less payment made with SIPC-6 filed (**exclude interest**) (51,578)

7/28/16
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 55,266

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ Funds Wired ☑
Total (must be same as F above) $ 55,266

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Investment Centers of America Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 1 day of February, 2017.

VP, Controller
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2016 and ending 12/31/2016

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 113,427,776
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	66,633,766
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	1,300,634
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	6,665
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	242,110
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): See supporting schedule attached (Deductions in excess of $100,000 require documentation)	2,507,200
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	Ø
Total deductions	70,690,375
2d. SIPC Net Operating Revenues	$ 42,737,401
2e. General Assessment @ .0025	$ 106,844 (to page 1, line 2.A.)

SIPC Assessment 0.0025

FYTD December 31, 2016

Documentation Requirement for 2c(8) Deductions:

Prepared by: Courtney Kenney, Accounting & Finance Dept.

OK 1/31

	INVEST Financial Corporation			Investment Centers of America, Inc.			National Planning Corporation		
	GL Balances	SIPC	SIPC	GL Balances	SIPC	SIPC	GL Balances	SIPC	SIPC
	FYTD December 31, 2016	Item 2a	Item 2c (8)	FYTD December 31, 2016	Item 2a	Item 2c (8)	FYTD December 31, 2016	Item 2a	Item 2c (8)
	Dr. (Cr.) Balances	Included in Gross Revenue	Non-securities related Deductions	Dr. (Cr.) Balances	Included in Gross Revenue	Non-securities related Deductions	Dr. (Cr.) Balances	Included in Gross Revenue	Non-securities related Deductions
2c(8) Adjustment #1 (RECURRING) - Rep fee revenues are offset by directly related expenses:									
Rep Fees Collected	(5,949,140)	5,949,140	-	(2,217,851)	2,217,851	-	(7,986,296)	7,986,296	-
Rep Service Fees Collected	(1,143,080)	1,143,080	-	(498,465)	498,465	-	(1,125,065)	1,125,065	-
Total Rep Fees Collected	**(7,092,219)**	**7,092,219**	-	**(2,716,316)**	**2,716,316**	-	**(9,111,362)**	**9,111,362**	-
Corporate Insurance ~ E&O and Fidelity Bonds	2,419,665	-	2,419,665	874,095	-	874,095	2,999,234	-	2,999,234
Regulatory Assessment & Mailing Fees	516,202	-	516,202	342,796	-	342,796	855,389	-	855,389
Technology & Other Related expenses	1,214,091	-	1,214,091	507,632	-	507,632	1,240,195	-	1,240,195
Total Rep related Expenses	**4,149,957**	-	**4,149,957**	**1,724,523**	-	**1,724,523**	**5,094,818**	-	**5,094,818**
Rep Fee Activity	**(2,942,262)**	**7,092,219**	**4,149,957**	**(991,792)**	**2,716,316**	**1,724,523**	**(4,016,544)**	**9,111,362**	**5,094,818**
Related Assessment (Deduction)		*17,731*	*(10,375)*		*6,791*	*(4,311)*		*22,778*	*(12,737)*
Net Assessment Paid			*7,356*			*2,479*			*10,041*
2c(8) Adjustment #2 (RECURRING) - IA Manager Fee Revenue is a direct pass through to the SS 3rd party Manaager, No Mark-up:									
IA SS Manager Fee Revenue (NFS & Pershing)	(361,644)	361,644	-	(190,583)	190,583	-	(360,698)	360,698	-
IA SS Manager Fee Expense (NFS & Pershing)	361,676	-	361,676	190,651	-	190,651	360,734	-	360,734
IA SS Manager Fee Activity	**32**	**361,644**	**361,676**	**68**	**190,583**	**190,651**	**36**	**360,698**	**360,734**
Related Assessment (Deduction)		*904*	*(904)*		*476*	*(477)*		*902*	*(902)*
Net Assessment Paid			*(0)*			*(0)*			*(0)*
2c(8) Adjustment #3 (NON RECURRING) - Relates to a reimbursement of prior year legal expenses incurred									
Misc Income	(498,034)	498,034	404,753	(610,799)	610,799	592,026	(1,216,687)	1,216,687	1,181,562
Related Assessment (Deduction)		*1,245*	*(1,012)*		*1,527*	*(1,480)*		*3,042*	*(2,954)*
Net Assessment Paid			*233*			*47*			*88*
TOTAL ACTIVITY	**(3,440,263)**	**7,951,897**	**4,916,387**	**(1,602,524)**	**3,517,698**	**2,507,200**	**(5,233,195)**	**10,688,746**	**6,637,114**
Related Assessment (Deduction)		*19,880*	*(12,291)*		*8,794*	*(6,268)*		*26,722*	*(16,593)*
Net Assessment Paid			*7,589*			*2,526*			*10,129*
TOTAL — **SIPC Line item 2c(8)**			**4,916,387**			**2,507,200**			**6,637,114**
check			-						

Summary

B